EXHIBIT 99.2

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

1

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

Effective Date

This Management’s Discussion and Analysis (“MD&A”), prepared as of May 13, 2026, is intended to help the reader understand the significant factors that have affected the performance of Vox Royalty Corp. and its subsidiaries (collectively “Vox”, the “Company, or “our”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes as at and for the three months ended March 31, 2026 (the “Consolidated Financial Statements”). The Consolidated Financial Statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2025 and related notes thereto, and the 2025 annual MD&A, which are available on our website at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on Form 6-K filed with the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Forward-Looking Statements” at the end of this MD&A and to consult Vox’s Consolidated Financial Statements which are available on our website at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on Form 6-K filed with the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Additional information, including the primary risk factors affecting Vox, are included in the Company’s Annual Information Form (“AIF”) dated March 30, 2026 and Annual Report on Form 40-F dated March 30, 2026, available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively. These documents contain descriptions of certain of Vox’s royalties, streams and other interests, as well as a description of risk factors affecting the Company.

Table of Contents

Effective Date	2
Table of Contents	2
Overview	3
Highlights and Key Accomplishments	3
Portfolio Updates	5
Outlook	7
Asset Portfolio	8
Summary of Quarterly Results	11
Liquidity and Capital Resources	13
Off-Balance Sheet Arrangements	14
Commitments and Contingencies	14
Related Party Transactions	15
New Accounting Standards and Interpretations	16
Outstanding Share Data	16
Critical Accounting Judgements and Estimates	16
Financial Instruments	17
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	18
Non-GAAP Financial Measures	19
Forward-Looking Information	21
Third-Party Market and Technical Information	21

Abbreviations Used in This Report

Abbreviated Definitions
Periods Under Review	Interest Types		Currencies
Q1 2026 The three-month period ended March 31, 2026	“NSR”	Net smelter return royalty	“$” United States dollars
Q4 2025 The three-month period ended December 31, 2025	“GRR”	Gross revenue royalty	“A$” Australian dollars
Q3 2025 The three-month period ended September 30, 2025	“FC”	Free carry	“C$” Canadian dollars
Q2 2025 The three-month period ended June 30, 2025	“PR”	Production royalty
Q1 2025 The three-month period ended March 31, 2025	“GPR”	Gross proceeds royalty
Q4 2024 The three-month period ended December 31, 2024	“GSR”	Gross sales royalty
Q3 2024 The three-month period ended September 30, 2024	“FOB”	Free on board
Q2 2024 The three-month period ended June 30, 2024	“RR” “PEA” “PFS” “DFS” “oz”	Revenue royalty Preliminary Economic Assessment Pre-Feasibility Study Definitive Feasibility Study Ounce or ounces

2

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

Overview

Vox is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 12 producing and 27 development stage assets, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to generate convex, long-term returns and deliver superior investment outcomes for shareholders.

Vox’s business model is focused on managing and growing its portfolio of royalties, streams and other interests. The Company’s long-term goal is to provide its shareholders with a model which provides: (i) exposure to precious and industrial metals price optionality, (ii) a discovery option over large areas of geologically prospective lands, (iii) reduced exposure to many of the risks associated with operating mining companies, (iv) a business model that can generate cash through the entire commodity cycle, and (v) a diversified business in which a large number of assets can be managed with scalability. Vox has a long-term investment outlook and recognizes the cyclical nature of the industry.

The Company is focused on growing the size of its asset portfolio through accretive acquisitions. As at the date of this MD&A, approximately 85% of the Company’s portfolio of assets by asset count are located in Australia, Canada and the United States. Specifically, the Company’s portfolio currently includes 12 producing assets and 27 development assets that are in the PEA/PFS/feasibility stage, or that have potential to be toll‑treated via a nearby mill or that may restart production operations after care and maintenance.

On September 26, 2025, the Company acquired a portfolio of gold assets comprising Precious Metals Purchase Agreements (“PMPAs,” historically referred to as “offtakes”) and conventional royalties from Deterra Royalties Limited. Under the terms of these agreements, the Company purchases a defined percentage of payable gold at a dynamic price that is typically set by market reference prices (LBMA or COMEX) and grants Vox the ability to capture margin at the time of on-sale of metal on each delivered ounce. This pricing and physical metal delivery mechanism provides Vox with direct exposure to metal production and price movements, similar to traditional streaming agreements. These PMPAs are economically driven by cash flows linked to both metal pricing fluctuations and production volumes. Accordingly, the Company considers these PMPAs to be more equivalent to “streams” and will refer to them as such herein.

In the near and medium-term, the Company is prioritizing acquiring royalties and streams on producing or near‑term producing assets (i.e. ranging from six months to three years from first production) to complement its existing portfolio of producing, development and exploration stage royalties and streams. Historically, and subject to a number of commercial factors (including, but not limited to royalty percentage and ore-body coverage; royalty payment terms and deductions; royalty buy-back rights; the commodity type, location and operator of a particular mining project; project information rights; and security or guarantees relating to the payment of royalties), individual producing and near-term producing royalty assets tend to transact at deal sizes larger than the Company’s average purchase price for its acquisitions to date. Therefore, while the Company continues to target accretive acquisition opportunities at all stages of project development, the Company’s average deal size is expected to increase over time as part of the Company’s broader growth plans and reduced cost of capital since securing the credit facility.

The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on The Nasdaq Stock Market LLC (“Nasdaq”), both under the ticker symbol “VOXR”.

Further information on Vox can be found at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov.

Highlights and Key Accomplishments

Financial and Operating

Three months ended March 31, 2026, compared to three months ended March 31, 2025:

	Three months ended March 31,
	2026	2025
	$	$
Financial measures:
Royalty revenue	2,169,087	2,680,194
Net precious metal income	13,867,516	-
Depletion and depreciation-like charges	(4,457,876)	(785,122)
Gross profit	11,578,727	1,895,072
General and administration costs	(1,539,801)	(1,134,538)
Revaluation of streams and other interests	16,532,974	-
Net income (loss)	24,482,986	(359,140)
Net income (loss) per share – basic	0.36	(0.01)
Net income (loss) per share – diluted	0.34	(0.01)
Operating cash flow	15,212,750	1,038,814
Dividends declared per share	0.015	0.0125

Non-GAAP financial measures[1]:
Average net precious metal income per ounce	179.41/oz	-
Gold ounces delivered	77,293oz	-
Royalty and net precious metal receipts	16,036,603	2,680,194
Adjusted EBITDA	12,655,201	1,008,271
Adjusted EBITDA per share	0.18	0.02

3

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

1.

Royalty and net precious metal receipts, average net precious metal income per ounce, adjusted EBITDA, and Adjusted EBITDA per share, as presented above are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP financial measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-GAAP Financial Measures’’ section of this MD&A.

Commodity Mix

The commodity mix breakdown for the three months ended March 31, 2026 for royalty revenue and net precious metal income is as follows:

	Three months ended March 31,
	2026	2025
Gold	92%	35%
Other (predominantly copper and iron ore)	8%	65%

Credit Facility

The Company has a bank credit facility agreement providing for a $40 million secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $35 million of availability subject to certain conditions, resulting in total funding capacity under the Facility of $75 million.

The Facility, secured against certain royalty assets and PMPAs of the Company, as defined in the credit agreement, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations. At the Company’s election, amounts drawn on the Facility bear interest at either (i) a rate determined by reference to the U.S. dollar prime rate plus a margin of 1.5% to 2.5% per annum, or (ii) the secured overnight financing rate plus a margin of 2.50% to 3.50% per annum. The undrawn portion of the Facility is subject to a standby fee of 0.5625% to 0.7875% per annum, all of which is dependent upon the Company’s leverage ratio (as defined in the amended credit agreement). The Facility matures on September 23, 2028, and is extendable one-year at a time through mutual agreement between Vox and the lender. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at March 31, 2026, all such ratios and requirements were met and the Company expects to remain in compliance over the next year.

During the three months ended March 31, 2026, the Company repaid the remaining outstanding balance of $6.7 million, leaving a fully undrawn Facility at the end of the period.

Asset Acquisitions and Amendments

Greenstone Offtake – Second Agreement

On January 23, 2026, Vox entered into a definitive agreement with Equinox Gold Corp. (“Equinox”) to restructure Vox’s 35% gold purchase contract over the Santa Luz, Fazenda and RDM mines in Brazil, with another gold purchase contract over the Greenstone gold mine in Ontario, Canada. As part of the agreement, Equinox paid Vox $1 million as an amendment fee.

 Key amendment terms include:

•	The remaining 226koz deliverable under the gold purchase contract arrangement over the Brazilian Assets will now be satisfied through a production-linked stream of 29% of refined gold produced from Greenstone (the “New Greenstone Agreement”), with minimum deliveries of 63koz for 2026.
•	Vox’s existing Greenstone stream (acquired in September 2025 from a third party) which provides that Equinox delivers up to 58,500 oz per annum until March 1, 2027 (the “Existing Greenstone Agreement”) remains unchanged and will be satisfied in priority to the New Greenstone Agreement.
•	For 2026 and 2027, deliveries under the New Greenstone Agreement apply after receipt of the annual allotment of Existing Greenstone Agreement ounces. After March 1, 2027, the New Greenstone Agreement will apply to the entirety of the refined gold produced from Greenstone until the cap is reached.
•	Other gold delivery commercial terms remain unchanged.

Gold and Copper Royalty Portfolio Acquisition

On February 26, 2026, the Company completed the acquisition of a portfolio of two Australian gold and copper royalties from a third party in Australia (the “Portfolio”) for total cash consideration of up to $460,330 (A$650,000). The Company paid $318,697 (A$450,000) at closing and a further $141,633 (A$200,000) is payable on the satisfaction of post-closing conditions, which Vox expects to be satisfied later in 2026.

The Portfolio includes: (i) a 4.5% gold royalty payable on production of the first 250,000oz of gravity gold (the “Federation Royalty”), of which 46,372oz remain payable, from the Hera Tenement EL6162 in New South Wales, Australia (the “Tenement”); and (ii) the rights to an uncapped feasibility-stage copper tonnage royalty in Western Australia. The Tenement is currently held and operated by a subsidiary of Aurelia Metals Limited.

4

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

Quarterly Dividends Declared and Paid and Dividend Reinvestment Plan

On March 5, 2026, the Company increased the quarterly cash dividend to $0.015 per common share, a 20% increase over the previous quarter. This increase marks the fourth consecutive annual increase for Vox shareholders.

On March 18, 2024, the Company adopted a Dividend Reinvestment Plan (“DRIP”). The DRIP provides eligible shareholders of Vox with the opportunity to have all, or a portion of any cash dividends declared on common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions. Based on the current terms of the DRIP, the common shares will be issued under the DRIP at a 5% discount to the Average Market Price, as defined in the DRIP.

The following table provides details on the dividends declared for the three months ended March 31, 2026.

Declaration date	Dividend per common share	Record date	Payment date
	$
March 5, 2026	0.015	March 31, 2026	April 14, 2026

	0.015

Share Repurchase Program

On March 12, 2025, the Board of Directors of the Company approved the renewal of a Share Repurchase Program (“SRP”) for the repurchase of up to $1.5 million of its common shares. The SRP is administered through an independent broker.

Repurchases under the SRP may be made at times and in amounts as the Company deems appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the SRP will be determined by management in its discretion and will depend on a number of factors, including market conditions, stock price and other factors. The SRP may be suspended or discontinued at any time. Open market repurchases will only be made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable.

The SRP expired on March 12, 2026. The Company did not repurchase any shares under the SRP during the three months ended March 31, 2026.

Portfolio Updates1

During the three months ended March 31, 2026, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s assets.

Key developments for the three months ended March 31, 2026 are summarized as follows by project:

Bonikro (Producing – Côte d’Ivoire) – 50% uncapped (excluding third party stream ounces)

In February 2026, Allied Gold Corporation (“Allied Gold”) announced 2026 production guidance at Bonikro of 105,000 to 110,000 ounces of gold. Allied Gold also released an updated Mineral Resource and Mineral Reserve estimate for Bonikro (inclusive of Oumé) of 1.7Moz @ 1.33g/t Au Measured and Indicated and 1.3Moz @ 1.23g/t Au Proven and Probable (on a 100% basis), reflecting the addition of Phase 6 at Bonikro and a maiden declaration of Mineral Reserves at Oumé. Subsequent to period end, Allied Gold shareholders approved the previously announced acquisition of Allied Gold by Zijin Gold International Company Limited, which is expected to close in Q2 2026.

Fazenda, Santa Luz and RDM (Producing – Brazil) – 35% of gold production, up to a cap of 658koz

On January 23, 2026, Vox entered into a definitive agreement with Equinox Gold Corp. (“Equinox”) to restructure Vox’s 35% gold purchase contract over the Santa Luz, Fazenda and RDM mines in Brazil, by transitioning the remaining gold delivery obligations to a second gold purchase contract over the Greenstone gold mine in Ontario, Canada. As part of the agreement, Equinox paid Vox $1,000,000 as an amendment fee. See Asset Acquisitions and Amendments section for further details.

Bulong/Myhree (Producing – Australia) – 1.0% NSR

In January 2026, Black Cat Syndicate Limited (“Black Cat”) advised that mining at Myhree/Boundary open pits was completed. Vox management expects that the Myhree underground resource will be developed by Black Cat in the coming years.

1 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

5

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

Wonmunna (Producing – Australia) – 1.25% - 1.50% sliding scale GRR

In March 2026, Mineral Resources Limited (“Mineral Resources”) announced first ore on ship from its Lamb Creek project, which is replacing Wonmunna as the primary mine feed within its Pilbara Hub. Mineral Resources has advised that mining at Wonmunna has wound down with its workforce transitioning to Lamb Creek. Mineral Resources conducted exploration drilling at Wonmunna during 2025 and retains the tenements as part of its Pilbara Hub. Vox management expects that Mineral Resources will continue to blend and sell low volumes of stockpiled Wonmunna ore over the course of 2026.

South Railroad (Development – United States of America) – 0.633% NSR plus advance minimum royalty payments

In January 2026, Orla Mining Ltd. (“Orla”) announced the results of its updated Feasibility Study for the South Railroad Project, which included total Proven and Probable Mineral Reserves of 1.52 Moz gold (354 koz Proven at 1.04 g/t Au and 1.16 Moz Probable at 0.65 g/t Au) and 6.2 Moz silver attributable to the Pinion deposit (445 koz Proven and 5.75 Moz Probable), effective September 30, 2025. Concurrent with the Feasibility Study, Orla's Board approved the start of pre-construction spending and, subject to receipt of all required permits, the start of project construction. Full construction is expected to commence in mid-2026. Initial capital is estimated at $395 million, with expected average annual gold production of 130koz over the first five years.

Higginsville (Dry Creek) (Development – Australia) – A$0.87/gram gold ore milled (effective 0.85% NSR)

In March 2026, Westgold Resources Ltd.’s (“Westgold Resources”) Board approved the Final Investment Decision to expand the Higginsville Processing Hub from 1.6Mtpa to 2.6Mtpa, committing A$145 million in capital. The expansion is expected to lift Westgold Resources’ Southern Goldfields gold production by approximately 60koz pa, with expanded production expected from late 2027. The approved flowsheet is engineered to support a further expansion to 4.0Mtpa, providing capacity headroom for future mining rate growth from Beta Hunt (including the Fletcher and Mason Zones) and other Southern Goldfields sources.

Bullabulling (Development – Australia) – A$10/oz gold royalty (>100Koz production)

In March 2026, Minerals 260 Limited (“Minerals 260”) reported further strong drilling results from its 4.5Moz Bullabulling Gold Project, including 7m @ 7.2 g/t Au at the Bacchus deposit. Minerals 260 confirmed that a Pre-Feasibility Study, including declaration of a maiden Ore Reserve based on the December 2025 Mineral Resource Estimate, remains on track for release in mid-2026, with an updated Mineral Resource Estimate also planned for mid-2026 to feed into a Definitive Feasibility Study scheduled for release in early 2027.

Separately, in February 2026, Minerals 260 announced a strategic financing package with Franco-Nevada Corporation comprising a A$170 million royalty acquisition and A$50 million equity subscription.

Kookynie (Wolski) (Development – Australia) – A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator)

Subsequent to period end, in April 2026, GoldArc Resources Ltd (“GoldArc”) executed a binding Term Sheet with Mineral Mining Services Pty Ltd ("MMS") for the development of the royalty-linked Orion and Sapphire deposits (combined Inferred Resource of 48,014oz @ 2.15 g/t Au) at the Leonora South Gold Project. MMS will fund up to A$20 million of initial development expenditure, recoverable from project proceeds via an agreed priority waterfall, with residual proceeds distributed 50:50. A 6,000m RC infill program is underway at Orion and Sapphire, targeting an upgrade from Inferred to Indicated classification ahead of Mine Development Plan preparation. GoldArc also reported high-grade results from a 20-hole, 1,176m RC drilling program at the adjacent Eclipse prospect, including 4m @ 9.43 g/t Au and 9m @ 2.54 g/t Au, supporting advancement toward a maiden Mineral Resource Estimate.

Estrades (Development – Canada) – 2.0% NSR on eastern portion of Estrades deposit

In January 2026, Galway Metals Inc. (“Galway Metals”) announced a binding Option and Joint Venture Term Sheet with DOWA Metals & Mining Co., Ltd. in respect of its Estrades Gold and Zinc Project in Québec, Canada. Under the agreement, DOWA can earn up to a 45% participating interest by funding up to US$25 million across three phases, together with incremental zinc concentrate offtake rights of up to 100%. Phase I infill drilling is expected to commence in July 2026. Separately, in January 2026, Galway Metals released an independent Preliminary Economic Assessment for Estrades on a toll-milling base case. The PEA outlines an 8-year underground mine life producing 245Mlb payable zinc, 30Mlb payable copper and 171koz payable gold, with initial capital of C$117 million.

Brightstar Alpha (Development – Australia) – 2.0% GRR

In January 2026, Brightstar Resources Limited (“Brightstar Resources”) released an updated DFS (DFS2.0) for its 100%-owned Goldfields Hub (Menzies & Laverton), which includes the Alpha Underground deposit. The Study outlines potential mining of 9.4Mt @ 1.7g/t Au for 457koz over approximately six years through an upsized 1.5Mtpa Laverton processing plant. Laverton production is targeted to commence in 2H 2026, with mining at Alpha expected from 2029. Brightstar Resources is targeting a Final Investment Decision in 2026.

Horseshoe Lights (Development – Australia) – 3.0% NSR

In February 2026, Horseshoe Metals Ltd. published an Exploration Target for the Motters Zone at the Horseshoe Lights Copper-Gold Project of 2.6 – 3.6Mt at 1.0 – 1.5% Cu, extending to approximately 600m below surface. Work has also commenced on an Exploration Target for the Main Zone. Discussions are progressing with multiple commodity traders regarding potential copper offtake and funding arrangements. The potential quantity and grade of the Exploration Target is conceptual in nature; there has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.

Sulphur Springs (Development – Australia) – A$2/t ore PR (A$3.7M royalty cap)

In January 2026, Develop Global Limited released its December 2025 quarterly activities report, noting that a Final Investment Decision at Sulphur Springs is targeted for the June 2026 quarter. Underground decline development advanced 543m during the quarter, and GR Engineering Services has been contracted to deliver the final flowsheet and engineering drawings. Offtake negotiations and project financing are progressing.

6

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

Wyloo North (Development – Australia) – 1.5% GRR (on the first 15Mt production)

In March 2026, the Environmental Protection Authority of Western Australia advanced Fortescue Ltd.’s (“Fortescue”) Wyloo North Iron Ore Mine proposal to Stage 2 of the assessment process, now subject to Public Environmental Review. Fortescue has outlined a potential 12Mtpa satellite operation with an approximately 13-year mine life in the Pilbara, with ore trucked approximately 3 kilometres to Fortescue's existing Eliwana Iron Ore Mine for processing.

Ashburton (Advanced Exploration – Australia) – 1.75% GRR (>250Koz)

Subsequent to period end, in April 2026, Kalamazoo Resources Limited confirmed that the Pre-Feasibility Study (PFS) at the Ashburton Gold Project, which commenced in January 2026, is targeting completion in early 2027. The PFS is based on the 1.44Moz Mt Olympus open-pit resource and is focused on a 1.5Mtpa three-stage crush, grind and flotation processing facility to produce a high-grade gold concentrate. A 14,000m infill drilling program is underway at Mt Olympus to support resource conversion ahead of PFS delivery.

Pedra Branca (Advanced Exploration – Brazil) – 1.0% NSR

In March 2026, ValOre Metals Corp. reported positive results from its ongoing Phase II metallurgical testwork program at the Pedra Branca PGM Project in Ceará State, Brazil. The testwork, conducted with the University of Cape Town, supports a planned Preliminary Economic Assessment targeted for completion at the end of 2026.

Bulgera (Advanced Exploration – Australia) – 1.0% NSR

In March 2026, Norwest Minerals Limited announced a 74% upgrade to the Bulgera Gold Project Mineral Resource Estimate, now standing at 7.7Mt @ 0.64g/t gold for 158Koz Indicated and 16.1Mt @ 0.66g/t for 343Koz Inferred. The uplift reflects Phase 1 and 2 RC drilling along the Price-Mercuri trend, which extended mineralisation up to 300m below previous model limits, together with a revised 0.24 g/t gold cut-off aligned with Australian heap leach benchmarks.

Braúna (Suspended – Brazil) – 0.5% GRR

In February 2026, due to the weak global market for natural diamonds, and lower diamond recoveries, Lipari Mining Ltd. announced that operations at the Braúna mine have been suspended and the mine has been put on care and maintenance until such time as the global diamond market improves and a new mine plan is developed to effectively address the issue of dilution of the ore.

Outlook2

2026 Guidance

On March 5, 2026, Vox estimated that 2026 royalty and net precious metal receipts3 to total between $28 million and $32 million.

Following a strong first quarter of the year, the Company has increased its 2026 guidance outlook. It now estimates royalty and net precious metal receipts3 to total between $32 million and $37 million. The Company anticipates that a greater proportion of royalty and net precious metal receipts3 for 2026 will be received in the first half of 2026 due to more gold deliveries being received in the first and second quarters.

Management’s 2026 outlook on royalty and net precious metal receipts3 is based primarily on publicly available information of the owners or operators of projects on which the Company has a royalty, stream or other interest and which management believes to be reliable. When publicly available forecasts on properties are not available, management seeks to obtain internal forecasts from the owners or operators, if available, or generates internal best estimates based on the information available. Achievement of the 2026 royalty and net precious metal receipts3 guidance above is subject to numerous risks and uncertainties, including but not limited to changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, Vox cannot provide assurance that the realized royalty and net precious metal receipts3 for 2026 will be in the updated range set forth above. In addition, management may or may not further revise its guidance during the year to reflect more current information. If Vox is unable to achieve anticipated guidance, or if management further revises its guidance, the Company’s future results of operations may be adversely affected, and the Company’s share price may decline.

2 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

3 Royalty and net precious metal receipts, as presented above are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-GAAP Financial Measures’’ section of this MD&A.

7

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

Key growth assets for the Company for 2026 include, based primarily on public disclosure of third-party operators:

•	The precious metals purchase agreements, with a full year of gold metal deliveries over the producing assets acquired on September 26, 2025.
•	The Kanmantoo royalty, which was acquired on May 15, 2025, with relatively consistent quarterly revenue anticipated for 2026 guidance of 12,750t – 14,000t copper production.
•	The Binduli North gold heap leach project in Western Australia, where, in July 2025, Norton secured regulatory approval for a major expansion at the Binduli North gold project, boosting crushing and grinding capacity by 40% from 5Mtpa to 7Mtpa and setting a life-of-mine plan up to 8Mtpa over approximately 9 years.
•	Potential first revenue from the Mt Ida royalty, Horseshoe Lights royalty, Castle Hill milestone payment and Federation royalty (acquired on February 26, 2026).

Over the coming two to three years, the Company expects growth to be fuelled by Sugar Zone in Canada, where recommencement of processing is expected in November 2027 following expected underground development commencement in Q1 FY2027 (Q3 2026) by Vault Minerals.

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalties, streams and other interests, Vox management believes that there may be opportunities to maximize the value of its assets through (i) the conversion, sale, assignment or transfer of certain royalties, streams and other interests, or the right to acquire certain royalties, streams and other interests, to third parties, (ii) the acquisition of equity interests in special purpose vehicles or other entities which hold a mining royalty or mining royalties, or (iii) other strategic opportunities, with or without third party involvement. Vox is committed to maximizing per share shareholder value and will consider creative opportunities to achieve this commitment as the royalty and streaming sector evolves.

Asset Portfolio

As of the date of this MD&A, Vox owns over 70 assets, including 12 producing and 27 development stage assets, with primary exposure to gold and select industrial metals across top-tier mining jurisdictions. The following tables summarize each of Vox’s assets as of the date of this MD&A:

Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Gold International (Norton Gold Fields Pty Ltd.)
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Producing	Northern Star Resources Ltd.
Bulong / Myhree	1.0% NSR	Gold	Australia	Producing	Black Cat Syndicate Limited
Castle Hill	A$40/oz up to 75koz, plus A$2M payment at 140koz	Gold	Australia	Producing	Evolution Mining Ltd.
Plutonic East	Sliding scale tonnage royalty with grade escalator	Gold	Australia	Producing	Catalyst Metals Ltd.
Greenstone	100% up to a cap of 58.5koz per annum until March 2027; 29% of deliveries up to a cap of ~226,000oz	Gold	Canada	Producing	Equinox Gold Corp.
Ruby Hill, Cove & Granite Creek	100% up to a cap of 40koz per annum until December 2028	Gold	United States	Producing	i-80 Gold Corp.
Bonikro	50% uncapped (excluding third party stream ounces)	Gold	Côte d’Ivoire	Producing	Allied Gold Corporation (Subject to Zijin Gold International takeover)
Blyvoor	100% up to a cap of 2.7Moz	Gold	South Africa	Producing	Aurous Resources
Kanmantoo	2.5% NSR, stepping down to 0.5% NSR after > 85Kt copper produced	Copper, gold, silver	Australia	Producing	Hillgrove Resources Limited
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron ore	Australia	Producing	Mineral Resources Limited
Federation	4.5% GRR on first 250Koz of gravity gold	Gold	Australia	Producing	Aurelia Metals Ltd
Red Hill	4.0% GRR	Gold	Australia	Development	Northern Star Resources Ltd.
Higginsville (Dry Creek)	A$0.87/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Development	Westgold Resources Ltd.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Mining
South Railroad	0.633% NSR + advance royalty payments	Gold	United States	Development	Orla Mining Ltd.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Minerals 260 Limited

8

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Dandoko	1.0% NSR	Gold	Mali	Development	B2 Gold Corp.
Sugar Zone	80% of doré up to a cap of 961koz	Gold	Canada	Development	Vault Minerals Limited
Kunanalling	2% realised production post 75koz from Castle Hill	Gold	Australia	Development	Evolution Mining Ltd.
Cardinia (Lewis deposit)	1% GRR (>10koz)	Gold	Australia	Development	Genesis Minerals Ltd.
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Development	Genesis Minerals Ltd (Puzzle) GoldArc Resources Ltd (Orion/Sapphire)
Horseshoe Lights	3.0% NSR	Gold, copper	Australia	Development	Horseshoe Metals Ltd.
Stockman	1.5% NSR (reducing to 1.0% NSR after 9Mt production)	Copper, gold, silver and zinc	Australia	Development	Aeris Resources Limited
Limpopo (Dwaalkop)	1.0% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Goldlund	1.0% NSR (>50m depth from shaft collar)	Gold	Canada	Development	NexGold Mining Corp.
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron ore	Australia	Development	Yilgarn Iron Investments Pty Ltd
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development (in construction)	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (100% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kenbridge	1.0% NSR (buyback for C$1,500)	Nickel, copper, cobalt	Canada	Development	Tartisan Nickel Corp.
Abercromby Well	2.0% NSR x 10% interest (>910klb U3O8 cumulative production)	Uranium	Australia	Development	Toro Energy Limited
Brightstar Alpha	2.0% GRR	Gold	Australia	Development	Brightstar Resources Limited
Estrades	2.0% NSR	Gold, zinc	Canada	Development	Galway Metals Inc.
Wyloo North	1.5% GRR (on the first 15Mt production)	Iron Ore	Australia	Development	Fortescue Ltd.
British King	1.25% NSR	Gold	Australia	Advanced Exploration	Central Iron Ore Ltd
Hawkins	0.5% NSR	Gold	Canada	Advanced Exploration	Exploits Discovery Corp.
Ashburton	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Kalamazoo Resources Limited

9

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Millrose	1.0% GRR	Gold	Australia	Advanced Exploration	Northern Star Resources Ltd.
Kookynie (Wolski)	A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Advanced Exploration	GoldArc Resources Ltd
Northern Anticline / Merlin	0.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Electric Dingo	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Bulgera	1.0% NSR	Gold	Australia	Advanced Exploration	Norwest Minerals Limited
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Advanced Exploration	China Minmetals / Jiangxi Copper
Halls Creek / Mt Angelo North	1.5% NSR	Copper, Zinc	Australia	Advanced Exploration	AuKing Mining (Operator), Cazaly Resources (JV Partner)
Broken Hill	2.0% NSR	Copper, Cobalt, Rare Earths	Australia	Advanced Exploration	Impact Minerals Ltd
Anthiby Well	0.25% GRR	Iron ore	Australia	Advanced Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2.0% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Advanced Exploration	Corazon Mining Ltd.
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Advanced Exploration	ValOre Metals Corp.
Libby / Montanore	$0.20/ton	Silver, copper	United States	Advanced Exploration	Hecla Mining Company
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Advanced Exploration	Genesis Minerals Ltd. (Puzzle North) Arika Resources Limited (McTavish, Cosmopolitan)
Kelly Well	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
New Bore	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
Green Dam	2.0% NSR	Gold	Australia	Exploration	Bulletin Resources Ltd
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Fields Limited
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Abitibi Metals Corp.
Comet Gold	1.0% NSR	Gold	Australia	Exploration	Caprice Resources Ltd (75%) / Accelerate Resources Ltd (25%)
Mount Monger	1.0% NSR	Gold	Australia	Exploration	Evergold Minerals Limited
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newmont Corporation
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Glen	0.2% FOB Revenue	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Opawica	0.49% NSR	Gold	Canada	Exploration	Scandium Canada
Pilbara	1.5% FOB (to 20Mt), 0.5% FOB (to 35Mt) then 0.1% FOB + 1% GRR (non iron ore)	Iron ore	Australia	Exploration	Fortescue Ltd.
Mt Samuel	2.0% NSR	Gold, copper, bismuth	Australia	Exploration	Emmerson Resources Limited

10

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
True Blue	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Tinto	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Aga Khan	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
The Trump	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
St. Ives	1.04% GRR(4)	Gold	Australia	Exploration	Gold Fields Limited
Los Filos	50% up to a cap of 1.1Moz	Gold	Mexico	Suspended	Equinox Gold Corp.
Braúna	0.5% GRR	Diamonds	Brazil	Suspended	Lipari Mining Ltd.
Conditional Assets
Eagle	25% of gold production, up to a cap of 1.1Moz	Gold	Canada	Suspended (Receivership)	Victoria Gold Corp(5)
Thaduna(6)	1.0% NSR	Copper	Australia	Exploration	BOA Resources Ltd (subsidiary of Stanifer Pty Limited)(6)
Winston Lake(7)	2.0% NSR (1% buyback for C$3.0M)	Copper, Zinc, Gold, Silver	Canada	Development	Panther Metals Plc
Norbec & Millenbach(7)	2.0% NSR	Gold	Canada	Exploration	Falco Resources Ltd.

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$1.15/gram gold ore milled, as at December 31, 2024.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).
(4)	The St Ives royalty is a 3.0% GRR, but the Transaction will also include an obligation for Vox Australia to pay a 1.96% GRR royalty to a third party.
(5)

On June 24, 2024, Victoria Gold Corp. announced the suspension of mine operations following a heap leach containment incident. PricewaterhouseCoopers has been appointed to manage the receivership process.

(6)

During Q2 2024, Sandfire Resources Limited informed the Department of Energy, Mines, Industry Regulation and Safety in Western Australia (“DMIRS”) that it was surrendering the last of its exploration tenements at Thaduna. During Q2 2024, Vox entered into an agreement with Stanifer Pty Ltd (“Stanifer”) granting Vox a 1% NSR royalty over the same land package covered by the original 1% NSR Thaduna royalty within exploration tenements E52/1673, E52/1674, E52/1858, E52/2356, E52/2357 and E52/2405 (the “Original Thaduna Tenure”). During Q2 2024, Stanifer applied to DMIRS to acquire tenure over aspects of the Original Thaduna Tenure and awaits a notice of approval. The 1% NSR Thaduna royalty is contingent upon Stanifer’s application being granted by DMIRS. The Original Thaduna Tenure is currently subject to overlapping Native Title Claims by the Yungunga-Nya People #2 (WC2022/003) and Gingirana #4 (WC2020/003). Stanifer has signed a Heritage Protection Agreement with the Yungunga-Nya People and are in negotiations with the Gingirana. Once these agreements are in place the tenements are expected to be granted by DMIRS.

(7)	Vox holds the right to acquire the royalty issued to First Quantum Minerals Ltd. (“FQM”) upon the operator exercising its option to acquire the property from FQM.

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
	$	$	$	$	$	$	$	$
Statement of income (loss)
Royalty revenue	2,169,087	2,923,436	3,672,250	2,765,145	2,680,194	2,897,325	2,428,809	2,839,117
Net precious metal income	13,867,516	4,437,939	143,390	-	-	-	-	-
Gross profit	11,578,727	4,072,449	2,368,889	1,746,913	1,895,072	1,506,197	1,887,501	2,106,988
Operating expenses	4,463,508	3,327,945	1,546,209	1,924,686	1,791,541	1,507,706	1,610,775	1,898,570
Revaluation of streams and other interests	16,532,974	6,127,246	-	-	-	-	-	-
Net income (loss)	24,482,986	6,472,464	161,673	(387,957)	(359,140)	(966,464)	(107,613)	(333,588)
Earnings (loss) per share – basic	0.36	0.09	0.00	(0.01)	(0.01)	(0.02)	(0.00)	(0.01)
Earnings (loss) per share – diluted	0.34	0.09	0.00	(0.01)	(0.01)	(0.02)	(0.00)	(0.01)
Dividends declared per share	0.015	0.0125	0.125	0.0125	0.0125	0.012	0.012	0.012

Statement of Financial Position
Total assets	142,811,711	123,396,632	123,410,101	62,586,700	51,006,879	51,381,324	53,016,073	52,779,971
Working capital(1)	14,718,348	7,208,139	11,703,974	10,483,136	9,653,494	9,234,339	8,517,006	8,245,591
Total non-current liabilities	5,527,761	12,176,733	17,261,120	17,122,801	5,373,490	5,426,450	4,997,185	5,053,504

Statement of Cash Flows
Cash flows from operating activities	15,212,750	6,186,136	1,758,787	1,756,729	1,038,814	125,398	2,112,168	2,009,431

Notes:

(1)	Working capital equals current assets less current liabilities.

11

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

Three Months Ended March 31, 2026 Compared to the Other Quarters Presented

Royalty Revenue

The Wonmunna royalty performed consistently throughout 2024. However, Wonmunna revenue in 2025 was influenced by fluctuations in iron ore demand and pricing globally, along with declining quarterly production levels and operating costs at the underlying project. In Q1 2026, Mineral Resources announced first ore on ship from its Lamb Creek project, which is replacing Wonmunna as the primary mine feed within its Pilbara Hub. Mineral Resources has advised that mining at Wonmunna has wound down with its workforce transitioning to Lamb Creek. Mineral Resources completed exploration drilling at Wonmunna during 2025 and retains the tenements as part of its Pilbara Hub.

Since Q2 2024, quarter-over-quarter royalty revenue at Janet Ivy has been relatively consistent, driven by the Binduli North heap leach expansion project that was completed in early 2023.

In Q4 2024, inaugural royalty revenue was received from the Myhree and Castle Hill gold projects. Since then, quarter-over-quarter revenue at both gold projects has grown steadily, driven by the continued ramp up of production at each mine. The Castle Hill A$40/oz gold royalty reached its cap in Q4 2025.

In Q2 2025, the Company acquired a royalty over the producing Kanmantoo copper-gold project, immediately generating royalty revenue commencing May 15, 2025. Royalty revenue has grown steadily since the acquisition.

Net Precious Metal Income

The Company acquired the PMPAs on September 26, 2025. During Q4 2025, the Company sold 47,354 oz of gold and realized net precious metal income of $4,437,939. The Company realized average net precious metal income of $93.71/oz for that period. In Q1 2026, the Company sold a further 77,293oz of gold and realized net precious metal income of $13,867,516. The Company realized average net precious metal income of $179.41/oz for the current period.

Operating Expenses

Operating expenses through 2024 and the first three quarters of 2025 were relatively consistent. In Q4 2025, an increase to operating expenses were due to:

•	An increase in project evaluation expenditures for ongoing litigation matters. See Commitments and Contingencies section of this MD&A for litigation discussion.
•	Impairment charge during the period on the Company’s Brits vanadium royalty asset located in South Africa, which was acquired in 2020. This impairment is a result of the prior operator, Bushveld Minerals (subject to Business Rescue Plan), electing not to progress the Brits project and a subsequent operator (Sable Exploration and Mining Limited) relinquishing its prospecting right application in Q4 2025 following significant delays with the Department of Mineral Resources and Energy in South Africa.

In Q1 2026, further increases to operating expenses were primarily related to further increases in (i) project evaluation expenditures for ongoing litigation matters, and (ii) share-based compensation.

Three Months Ended March 31, 2026 Compared to the Three Months Ended March 31, 2025

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q1 2026” refers to the three-month period ended March 31, 2026 and the “comparable quarter” or “Q1 2025” refers to the three-month period ended March 31, 2025.

Royalty Revenue

Royalty revenue Q1 2026 was $2,169,087 compared to royalty revenue of $2,680,194 in the comparable quarter. The change in royalty revenue was driven by:

•	Kanmantoo copper-gold royalty: $907,000 in royalty revenue for the quarter. The Kanmantoo royalty was acquired on May 15, 2025.
•	Bulong-Myhree gold royalty: $300,000 in royalty revenue in Q1 2026 compared to $188,000 in Q1 2025.
•	Castle Hill gold royalty: $266,000 in royalty revenue in the comparable quarter. In Q4 2025, the Castle Hill A$40/oz royalty reached its royalty cap.
•	Wonmunna iron ore royalty: a decrease of $1,184,000 in royalty revenue in Q1 2026 compared to Q1 2025, which was primarily a result of (i) a decreased amount of ~900Kdmt of iron ore shipped in the quarter compared to Q1 2025, and (ii) a ~9% decrease in iron ore sales price in Q1 2026 compared to Q1 2025.

Net Precious Metal Income

The Company acquired the Global Gold Portfolio on September 26, 2025. During the quarter, the Company sold 77,293oz of gold and realized net precious metal income of $13,867,516. The Company realized average net precious metal income of $179.41/oz for the quarter.

Operating Expenses

Operating expenses for the quarter were $4,463,508 compared to $1,791,541 in the comparable quarter. The increase in account expenditures was primarily related to the following:

•	Increase in corporate administration expenditures of $159,377.
•	Increase in salaries and benefits and director fees of $91,117.
•	Increase in professional fees expenditures during the period of $154,716.
•	Increase in project evaluation expenditures of $707,432. See Commitments and Contingencies section of this MD&A for litigation matters, which are reflected in this expense category.
•	Increase in share-based compensation expense of $1,559,272.

12

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

Other Income and Expenses

Other income for the quarter was $17,418,143 compared to expenses of $11,655 in the comparable quarter. The increase in income was primarily related to

•	A revaluation gain on the Global Gold Portfolio during the quarter of $16,532,974. The revaluation gain is primarily a result of a reforecasting of the estimated realized margin to be earned on the offtake-streaming portfolio for the remaining expected mine life. The estimated realized margin increased from $65.36/oz at December 31, 2025, to $85.44/oz at period end.
•	An amendment fee earned of $1,000,000 from Equinox. See Portfolio Updates section of this MD&A for details.
•	An increase in Interest and finance expenses of $65,611 over the comparable period, which is primarily a result of the Company’s drawdowns during the period on the Facility.

Income Tax Expense

During the quarter, the Company recorded:

•	A reduction in current income tax expense of $504,628 compared to the comparable period.
•	An increase in deferred tax expense of $103,988 compared to the comparable period.

The cumulative decrease in current income tax expense is primarily a result of the reduction of Wonmunna royalty revenues for the quarter, which are taxed at the Australian tax rate of 30%.

Net Income (Loss)

The net income for Q1 2026 was $24,482,986 compared to a loss of $359,140 in the comparable period. On a per share basis, the basic and diluted income per share was $0.36 and $0.34, respectively, in Q1 2026, compared to a basic and diluted loss per share of $0.01 per share in the comparable period. The net income (loss) during each period is from the results of operations discussed above.

Liquidity and Capital Resources

The Company’s working capital and liquidity position as at March 31, 2026 comprised current assets of $18,451,113, including cash of $15,895,054. Set against current liabilities of $3,732,765, the Company has net working capital of $14,718,348. This compares to current assets of $11,380,951 and net working capital of $7,208,139 as at December 31, 2025. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities.

As at March 31, 2026, the Company had $40 million available for borrowing under its Facility (excluding the $35 million available under the Accordion), which amount is subject to certain financial and restrictive covenants (see Facility section of this MD&A).

The Company is not subject to externally imposed capital requirements other than as disclosed for the Facility.

Cash Flows From Operating Activities

Cash flows earned from operations in Q1 2026 were $15,212,750 compared to $1,038,814 in Q1 2025. The increase in cash flows from operations during the period is primarily a result of:

•	An increase in income from operating activities prior to non-cash working capital changes of $13,711,753, which is primarily related to the results of operations discussed above. Cash was collected during the quarter on approximately 98% of the net precious metal income earned in the quarter, with the remaining amount collected in April 2026.
•	A decrease in accounts receivable at March 31, 2026 compared to December 31, 2025 of $750,469 compared to a decrease in accounts receivable in the comparative period of $11,456. The decrease in accounts receivable in the current quarter is a result of royalty revenues declining $754,350 in Q1 2026 compared to Q4 2025 compared to being relatively flat in the comparable period. Other than the Kanmantoo royalty, which is paid monthly, all other royalites are paid quarterly, typically within 45 days of quarter end.
•	An increase in prepaid expenses at March 31, 2026 compared to December 31, 2025 of $10,149 compared to an increase in prepaid expenses in the comparative period of $125,341. The increase in the comparable period is primarily a result of the fees incurred to prepare the Company’s latest shelf prospectus.
•	A decrease in accounts payable at March 31, 2026 compared to December 31, 2025 of $74,219 compared to a decrease in accounts payable in the comparative period of $410,751.
•	A decrease in current income taxes payable at March 31, 2026 compared to December 31, 2025 of $270,532 compared to an increase in current taxes payable $458,022 in the comparable period. The decrease in current income tax payable is primarily a result of the reduction of Wonmunna royalty revenues for the quarter, which are taxed at the Australian tax rate of 30%.

Cash Flows Used In Investing Activities

Cash flows used in investing activities was $340,908 in Q1 2026 compared to $nil in Q1 2025. The activity in Q1 2026 relates to the acquisition of a portfolio of two Australian gold and copper royalties from a third party in Australia.

13

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

Cash Flows Used In Financing Activities

Cash flows used in financing activities for Q1 2026 were $7,043,638 compared to $630,539 in the comparable period. In Q1 2026, cash was used for: (i) repayment of $6,700,000 then outstanding under the Facility, (ii) dividends paid to shareholders of $848,838, (iii) transaction costs related to the upsize of the Facility completed in Q4 2025 of $57,849, (iv) interest paid on the Facility of $96,881, and (v) share issue costs related to the equity raise completed in Q3 2025 of $246,233, offset with proceeds received from the exercise of stock options during the period of $906,163. This is compared to Q1 2025, where cash was used primarily for dividends paid to shareholders.

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by third parties, nor does it hold any equities or other temporary investments of any kind other than the common shares of Lipari issued to the Company on February 25, 2026, in connection with a debt settlement agreement relating to unpaid royalties by Lipari pertaining to the Braúna mine in the amount of $44,405. As of the date of this MD&A, the Company holds 431,307 Lipari shares.

The Company’s management believes current financial resources will be adequate to cover anticipated expenditures for general and administration, project evaluation costs, interest and charges related to the Facility and anticipated capital expenditures for the foreseeable future. Vox’s long-term capital requirements are primarily affected by ongoing activities related to the acquisition or creation of royalties, streams and other interests. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties, streams or other interests, Vox may seek additional debt, including further use of the Facility or the Accordion, as detailed in the “Highlights and Key Accomplishments” section of this MD&A, or equity financing, as necessary.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Commitments and Contingencies

As at March 31, 2026, the Company did not have any right-of-use assets or lease liabilities.

Litigation matters

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the period ended March 31, 2026, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

Red Hill

In June 2025, Vox Australia was served with a writ of summons and statement of claim in the Supreme Court of Western Australia pursuant to which Vox Australia has been named as a second defendant.

The plaintiff alleges, among other things, that the first defendant breached its obligations to the plaintiff in connection with the assignment of the Red Hill royalty to Vox Australia in September 2023 on the basis that the plaintiff had a right of first refusal. The plaintiff is seeking declaratory relief in respect of the assignment of the first defendant’s royalty to Vox Australia, or alternatively, damages. Vox Australia acquired the Red Hill royalty as part of a portfolio of nine royalties from the first defendant for a combination of A$6,750,000 in cash and non-cash consideration comprised of Vox providing ongoing royalty related services to the first defendant.

Each of the defendants deny that the purported right of first refusal applied in the circumstances. The Company is taking all appropriate steps to defend the action. The Company anticipates expenditures related to this matter to increase considerably in 2026 as the matter evolves, subject to achieving settlement. It is difficult to predict whether the matter will be resolved before or after a trial or the timing of such resolution or trial. If the matter proceeds to trial, a final binding decision may take a number of years to be delivered. As of the date of this MD&A, the proceeding is ongoing.

Titan

SilverStream SEZC filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Jaw, Phoebe, Cart and Colossus exploration projects. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. On April 24, 2025, SilverStream assigned its interests in the royalties and legal proceeding to Vox Australia in order to permit SilverStream to complete the Restructuring Transaction. As at the date of this MD&A, the proceeding is ongoing.

14

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

Commitments

The St Ives royalty is effectively a 1.04% GRR. The royalty is a 3.0% GRR, but the transaction also includes an obligation for Vox Australia to pay a 1.96% GRR royalty to a third party.

The Company or affiliates of the Company are committed to minimum lease payments for its premises, which renew on a quarterly basis, and certain consulting agreements, as follows:

April 1, 2026 to March 31, 2027
$
Leases	34,256
Consulting agreements	37,071

71,327

Contingencies

The Company or affiliates of the Company are responsible for making the following certain milestone payments in connection with asset acquisitions, which become payable on certain revenue or cumulative production thresholds being achieved.

Royalty	$
Stockman(1)(2)	6,880,000
Limpopo(1)(3)	6,384,963
Dandoko(4)	2,500,000
Bullabulling(5)	688,000
Koolyanobbing(6)	344,000
El Molino(7)	450,000
Uley(1)(8)	151,360
Other(9)	227,276

17,625,599

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.
(2)

Milestone payment due upon two consecutive quarters where royalty revenue from the royalty interest is paid in respect of a quarterly processing throughput rate of equal to greater than 150,000 tonnes.

(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)

The milestone payments must be settled in cash. Milestone payments include: (i) $1,250,000 upon first royalty receipts; and (ii) $1,250,000 on receipt of payment of 500Koz production from the royalty area.

(5)

The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election. Milestone payments include: (i) A$500,000 upon the operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(6)	Milestone payment due upon achievement of cumulative 5Mdmt of ore processed.
(7)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(8)	Milestone payment due upon commencement of commercial production.
(9)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

The Company’s management believes current and expected future financial resources will be adequate to cover cash-based milestone payments, as and when each payment is expected to become payable, for the foreseeable future.

Related Party Transactions

Related parties include the Company’s Board of Directors and management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transactions during the three months ended March 31, 2026 and 2025.

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company. Key management personnel include the Company’s Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, former EVP – Australia (up to April 30, 2025), and the Board of Directors.

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

The remuneration of directors and other members of key management personnel during the three months ended March 31, 2026 and 2025 were as follows:

	Three months ended March 31, 2026	Three months ended March 31, 2025
	$	$
Short-term employee benefits	574,489	572,018
Share-based compensation	1,973,152	529,844

	2,547,641	1,101,862

New Accounting Standards and Interpretations

Amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

Effective January 1, 2026, the Company adopted amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities, introduce a new exception for certain financial liabilities settled through an electronic payment system prior to the settlement date and update the disclosures required for equity instruments designated at fair value through other comprehensive income. The Company elected to apply the option to derecognize financial liabilities settled in cash using an electronic payment system, before the settlement date when the related payment instruction cannot be withdrawn, stopped or cancelled, the Company no longer has access to the cash designated for settlement and the related settlement risk is insignificant. These amendments did not have a material impact on the Company's condensed interim consolidated financial statements.

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2026, with earlier application permitted.

IFRS 18 – Presentation and Disclosure in Financial Statements

IFRS 18 introduces new categories and defined subtotals in the statement of profit or loss, new disclosures on management-defined performance measures (“MPMs”) and enhanced requirements to improve the aggregation and disaggregation of information in the financial statements. Under IFRS 18, the statement of profit or loss is divided into three categories: operating, investing, and financing. Concurrent amendments to IAS 7 Cash Flows align with these new subtotals so the cash flow statement will now begin with the IFRS 18-specified subtotal of operating profit rather than net earnings.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The adoption of IFRS 18 is expected to change the presentation and structure of the Company’s primary financial statements but is not expected to have an impact on the measurement of net earnings or cash flows.

IFRS 18 will require additional note disclosures such as for MPMs where certain non-IFRS performance measures, representing subtotals of income and expenses, are used in public communications. Management is monitoring pronouncements from both the IASB and the regulators. The Company is continuing to evaluate the detailed impact of IFRS 18 on the Company’s financial statement presentation, disclosures, and internal controls.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value.

As at March 31, 2026 and May 13, 2026, the issued and outstanding securities were as follows:

	May 13, 2026	March 31, 2026
	#	#
Common shares issued and outstanding	68,901,746	68,900,611
Stock options	3,410,153	3,410,153
Restricted share units	2,071,637	2,071,637

Fully diluted common shares	74,383,536	74,382,401

Critical Accounting Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

The Company’s material accounting policy information and estimates are disclosed in Notes 2 and 3 of the December 31, 2025 audited consolidated financial statements. There have been no material changes to the policies during the three months ended March 31, 2026.

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the three months ended March 31, 2026, and the year ended December 31, 2025.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and trade receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its trade receivable balances. The Company’s trade receivables and gold purchase contracts are subject to the credit risk and performance of the counterparties who own and operate the mines underlying Vox’s asset portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account the amount available under the Company’s Facility, anticipated cash flows from operations and holding of cash. As at March 31, 2026, the Company had cash of $15,895,054 (December 31, 2025 - $8,084,572) and working capital (current asses less current liabilities) of $14,718,348 (December 31, 2025 - $7,208,139).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include cash, accounts receivable, accounts payable and accrued liabilities, and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at March 31, 2026, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income (loss) by $398,000.

Interest rate risk

The Company is exposed to interest rate risk due to the Facility being subject to floating interest rates. The Company monitors its exposure to interest rates. During the period ended March 31, 2026, a 1% increase (decrease) in nominal interest rates would have increased (decreased) net income (loss) and other comprehensive income (loss) by approximately $100,000.

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties, streams and other interests are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. None of the Company’s future revenue is hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious, base and ferrous metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income tax liabilities on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at March 31, 2026 and December 31, 2025, the Company does not have any financial instruments measured at fair value after initial recognition, except for streams and other interests, with a carrying value at March 31, 2026 of $72,818,859, which are estimated using Level 3 inputs. See Note 6 and Note 20 of the consolidated financial statements for the changes in fair value measurements of streams and other interests classified as Level 3 as at March 31, 2026. These financial instruments are measured at fair value utilizing inputs other than quoted prices included in Level 1. The gains and losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalty, streams and other interests, while optimizing its capital structure by balancing debt and equity. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities. As at March 31, 2026, the capital structure of the Company consists of $133,551,185 (December 31, 2025 - $107,047,087) of total equity, comprising of share capital, equity reserves, and deficit.

The Company is not subject to any externally imposed capital requirements other than as disclosed for the Facility.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Company conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s DCP as of December 31, 2025. Based on this evaluation, the CEO and CFO concluded that the design and operation of the Company’s DCP were effective as of December 31, 2025.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS Accounting Standards as issued by the IASB. The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS Accounting Standards;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There were no changes to the Company’s internal controls over financial reporting during the three months ended March 31, 2026 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

Non-GAAP Financial Measures

Royalty revenue and net precious metal receipts

Royalty revenue and net precious metal receipts is a non-GAAP financial measure. Net precious metal income related to Vox’s offtake agreements is not IFRS 15 revenue and therefore would not be combined with royalty revenue under IFRS Accounting Standards. Income from net precious metal receipts represents the proceeds the Company receives from the sale of refined gold to a third party less the purchase price paid to the mining operator for the refined gold and sales commissions, plus royalty revenue recognized during the period. Management uses the royalty revenue and net precious metal receipts to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as royalty revenue, investors may use the royalty revenue and net precious metal receipts to evaluate the results of the underlying business. Management believes that the royalty revenue and net precious metal receipts is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Royalty revenue and net precious metal receipts is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

	Three months ended March 31,
	2026	2025
	$	$
Royalty revenue	2,169,087	2,680,194
Net precious metal income	13,867,516	-

Royalty and net precious metal receipts	16,036,603	2,680,194

Average net precious metal income per ounce

Average net precious metal income per ounce is a non-GAAP financial metric, which is defined as net precious metal income related to Vox’s offtake agreements, representing the proceeds the Company receives from the sale of refined gold to a third party less the purchase price paid to the mining operator for the refined gold and sales commissions, divided by the number of gold ounces sold during the period. Management uses the non-GAAP financial metric of average net precious metal income per ounce to evaluate the underlying operating performance of the Company for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use average net precious metal income per ounce to evaluate the results of the underlying business. Management believes that average net precious metal income per ounce is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Average net precious metal income per ounce is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

	Three months ended March 31,
	2026	2025
Net precious metal income	$13,867,516	-
Gold ounces sold during the period	77,293	-

Average net precious metal income per ounce	$179.41/oz	-

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which excludes the following from net income and net income per share:

•	income tax expense;
•	interest and finance expenses;
•	depletion on royalties and depreciation-like charges;
•	amortization;
•	impairment charges, write-downs, and reversals, including expected credit losses;
•	gain/loss on sale or disposition of assets; and
•	revaluation of streams and other interests.

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Management believes that adjusted EBITDA and adjusted EBITDA per share are valuable indicators of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA and adjusted EBITDA per share are also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, interest and finance costs, depletion on royalties and depreciation-like charges, and amortization, adjusted EBITDA and adjusted EBITDA per share also remove the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets, and revaluation of streams and other interests. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA and adjusted EBITDA per share are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA and adjusted EBITDA per share are not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA and adjusted EBITDA per share differently. The following table reconciles adjusted EBITDA and adjusted EBITDA per share to net income and net income per share, the most directly comparable IFRS Accounting Standards measure.

Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

	Three months ended March 31,
	2026	2025
	$	$
Net income (loss)	24,482,986	(359,140)
Income tax expense	50,376	451,016
Interest and finance expenses	150,999	85,388
Depletion on royalties and depreciation-like charges	4,457,876	785,122
Amortization	45,938	45,885
Revaluation of streams and other interests	(16,532,974)	-

Adjusted EBITDA	12,655,201	1,008,271

	Three months ended March 31,
	2026	2025
	$	$
Net income (loss) per share	0.36	(0.01)
Income tax expense	0.00	0.01
Interest and finance expenses	0.00	0.00
Depletion on royalties and depreciation-like charges	0.06	0.02
Amortization	0.00	0.00
Impairment charge	0.00	0.00
Revaluation of streams and other interests	(0.24)	0.00

Adjusted EBITDA per share	0.18	0.02

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Vox Royalty Corp. Management Discussion & Analysis For the three months ended March 31, 2026

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenue, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties, streams and other interests and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflicts in Ukraine and the Middle East region, and as well as those risk factors discussed in the section entitled “Risk Factors” in Vox’s AIF for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. This MD&A contains future-oriented information and financial outlook information (collectively, “FOFI”) about the Company’s revenue from royalties, streams or other interests which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Vox disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Timothy J. Strong, B.Sc (Hons) MBA ACSM MIMMM QMR R.Sci, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this document.

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